WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

June 26, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on April 4, 2018 regarding the Trust’s Post-Effective Amendment No. 616, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 20, 2018 for the purpose of registering shares of the WisdomTree 90/60 U.S. Balanced Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.20%

1	Other Expenses are based on estimated amounts for the current fiscal year.

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: The fee waiver has been removed.

June 26, 2018

3.	Comment: With respect to the first sentence in the fourth paragraph of the “Principal Investment Strategies of the Fund” section that refers to a target duration of [3-7] years, please include a definition of “duration” and also include Interest Rate Risk in Item 4, “Principal Risks of Investing in the Fund”.

Response: The disclosure has been revised to include the following definition in the “Principal Investment Strategies of the Fund” section: Duration is a measure used to determine the sensitivity of a portfolio to changes in interest rates with a longer duration portfolio being more sensitive to changes in interest rates.

The following risk has been added to Item 4:

Interest Rate Risk. Interest rate risk is the risk that fixed income securities, and financial instruments related to fixed income securities, will decline in value because of an increase in interest rates and changes to other factors, such as perception of an issuer’s creditworthiness. Funds with longer durations generally are subject to greater interest rate risk. For example, the price of a fixed income security with a seven-year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.

The following risk has been added to Item 9:

Interest Rate Risk. The market value of fixed income securities, and financial instruments related to fixed income securities, will change in response to changes in interest rates and may change in response to other factors, such as perception of an issuer’s creditworthiness. As interest rates rise, the value of certain fixed income securities is likely to decrease. Similarly, if interest rates decline, the value of fixed income securities is likely to increase. While securities with longer maturities tend to produce higher yields, the prices of longer maturity securities tend to be more sensitive to changes in interest rates and thus subject to greater volatility than securities with shorter maturities. The duration of a Fund is a measure of the Fund portfolio’s sensitivity to changes in interest rates. Duration is important to investors as an indication of the Fund’s sensitivity to changes in interest rates. Funds with longer durations generally are subject to greater interest rate risk.

4.	Comment: Please include specific risks for each sector listed in the strategy.

Response: The Fund intends to invest a significant portion of its assets in the financial and information technology sectors, as noted in the Fund’s principal investment strategy, and applicable sector risks are included in the “Principal Risks of Investing in the Fund” section.

June 26, 2018

5.	Comment: In Item 4, please specifically include a separate “Futures Contracts Risk” similar to Item 9. Also, please rename to “Treasury Futures Contracts Risk”.

Response: The following risk has been added to Item 4:

Futures Contracts Risk. The risks of futures contracts include but are not limited to: (1) the success of the adviser’s and sub-adviser’s ability to predict movements in the prices of individual currencies or securities, fluctuations in markets and movements in interest rates; (2) an imperfect or no correlation between the changes in market value of the currencies or securities and the prices of futures contracts; and (3) no guarantee that an active market will exist for the contracts at any particular time.

The name of the risk has been retained as we believe it adequately describes the risks of investing in Treasury futures.

6.	Comment: Please include that the Fund will rely on models in the “Principal Investment Strategies of the Fund” section.

Response: The disclosure has been revised to indicate that the Fund will be “actively managed using a models-based approach.”

7.	Comment: Please include the name of the Fund’s Sub-Adviser and the Fund’s portfolio managers.

Response: The Fund’s sub-adviser is BNY Mellon Asset Management North America Corporation (“Mellon Capital”). The portfolio managers are set forth below.

The Fund is managed by Mellon Capital’s Equity Index Strategies Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Karen Q. Wong, CFA, a Managing Director, Head of Index Portfolio Management, has been a portfolio manager of the Fund since its inception.

Richard A. Brown, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

Thomas J. Durante, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

8.	Comment: The Staff notes that the Fund indicates that it may lend its portfolio securities. Please disclose this in the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections.

June 26, 2018

Response: The registrant respectfully declines to make this change. The Fund may engage in securities lending, but securities lending is not considered to be a principal investment strategy.

9.	Comment: “Market Risk” in Item 9 refers to “currencies and other instruments”. If these are principal investments, then please include disclosure regarding such investments in the “Principal Investment Strategies of the Fund” section.

Response: The reference to “currencies” has been removed.

SAI

10.	Comment: On page 6 under the Derivatives section, paragraph 4 states: “For example, with respect to forward contracts and futures contracts that are not contractually required to “cash-settle,” the Fund must cover its open positions by having available liquid assets equal to the contracts’ full notional value.” As investing in Treasury futures is a principal investment strategy of the Fund, please specify the asset coverage requirements for the Treasury futures.

Response: Asset coverage requirements will be dependent on the contracts entered into, which may change from time to time; however, we have revised the fourth sentence in the aforementioned paragraph as follows:

For example, with respect to forward contracts and futures contracts that are not contractually required to “cash-settle,” the Fund must cover its open positions by having available liquid assets equal to the contracts’ full notional value. The Fund treats deliverable forward contracts for currencies that are liquid as the equivalent of “cash-settled” contracts. As such, the Fund may have available liquid assets in an amount equal to the Fund’s daily marked-to-market (net) obligation (i.e., the Fund’s daily net liability, if any) rather than the full notional amount under such deliverable forward contracts. Similarly, with respect to futures contracts that are contractually required to “cash-settle,” including U.S. Treasury futures contracts in which the Fund invests, the Fund may have available liquid assets in an amount equal to the Fund’s daily marked-to-market (net) obligation rather than the notional value. The Fund reserves the right to modify these policies in the future.

* * * * *

Please feel free to contact me at 917-267-3855 with any questions.

Sincerely,

/s/ Joanne Antico
Joanne Antico
Assistant Secretary

June 26, 2018

cc:	Ryan Louvar, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)